

May 16, 2011

Via E-mail
Jeffrey A. Williams
Vice President Finance and Chief Financial Officer
America's Car-Mart, Inc.
802 Southeast Plaza Avenue, Suite 200
Bentonville, Arkansas 72712

> **Re:** **America's Car-Mart, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2010**
> **Filed June 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 27, 2010**
> **Form 8-K**
> **Filed November 8, 2010**
> **File No. 000-14939**

Dear Mr. Williams:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director